Required Disclosure for Filing as a U.S. Institutional Investor for Ur-Energy Inc.

(as outlined in Appendix G of National Instrument 62-103)

Name and address of Eligible Institutional Investor:
BlackRock, Inc. (on behalf of its investment advisory subsidiaries) (“BLK”)
(formerly Merrill Lynch Investment Managers Group Limited)
40 East 52nd Street
New York, NY 10022
USA

Change since last report:

BLK filed its last report under the early warning requirements of provincial securities legislation on December 7, 2006, for control or investment discretion over 8,122,600 common shares (11.74% outstanding shares) of Ur-Energy Inc.

Control as at month-end:

As of April 30, 2007, BLK controls or has investment discretion over 11,796,450 common shares (15.95% of outstanding shares) of Ur-Energy Inc.

Ownership or control:

BLK exercises control or discretion over, but does not own any of the shares referred to above.

Purpose:

The shares are beneficially owned for investment purposes by clients of BLK and BLK disclaims any beneficial ownership in the shares. BLK may from time to time purchase additional shares or sell shares, on behalf of its clients, depending on prevailing economic and market conditions.

Agreements: Not applicable

Joint Actors: Not applicable

Change in material fact: Not applicable

BLK is registered as an investment advisor with the U.S. Securities and Exchange Commission, and is an eligible institutional investor for the purpose of National Instrument 62-103 and therefore eligible to file reports under Part 4 of National Instrument 62-103.

In accordance with Part 5 of National Instrument 62-103, this report does not include any securities that may be owned or controlled by two of BLK’s affiliates, Merrill Lynch & Co., and PNC Bancorp, Inc.

Dated at Boston, Massachusetts this 4th day of May 2007.

(Signed) Nicole Giambro

BlackRock